UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date February 22, 2019	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NOVATION OF PURCHASE RIGHTS IN RELATION TO TWO BOEING B737-800 AIRCRAFT

This announcement is made pursuant to Rule 14.36 of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited.

Reference is made to the announcement dated 9 July 2015 of China Eastern Airlines Corporation Limited (the “Company”) in relation to the Purchase Agreement entered into between the Company and Boeing Company on 9 July 2015, pursuant to which, the Company purchased fifty brand new Boeing B737 Series Aircraft (the “Boeing Aircraft”) from Boeing Company, as well as the announcement dated 22 December 2017 of the Company (together with the announcement of the Company dated 9 July 2015 stated above, referred as the “Announcements”) in relation to the Framework Lease Agreement entered into between the Company and CES International Financial Leasing Corporation Limited (“CES Leasing”), pursuant to which, CES Leasing Group agreed to provide operating leasing to the Group in relation to the Aircraft and Aircraft Engines.

Unless the context otherwise requires, the terms used in this announcement shall have the same meanings with those defined in the Announcements by the Company.

In order to further enhance the asset management of the Company and lower debt level denominated in US dollars, foreign exchange risks and depreciation risks of future aircraft of the Company, the Company proposed a public tender for the novation of purchase rights and operating leasing of two B737-800 aircraft among the Boeing Aircraft (the “Two Aircraft”) which have not been introduced. Upon comprehensive assessment, the operating leasing proposal relating to aircraft and engines (including rental standards and conditions of lease termination) offered by CES Leasing Group was better than the operating leasing proposals offered by other parties. On 21 February 2019, the Company, CES Leasing Group and Boeing Company entered into a series of agreement and confirmations (the “Relevant Documents”), pursuant to which, from the effective date of the Relevant Documents, the corresponding rights and obligations of the Company under the Purchase Agreement in relation to the Two Aircraft will cease and the Company will no longer be required to bear the corresponding rights and obligations in relation to the Two Aircraft. CES Leasing Group will bear the corresponding rights and obligations in relation to the Two Aircraft pursuant to the Relevant Documents. Before the Two Aircraft are delivered, CES Leasing Group would settle the related payment in respect of the Two Aircraft to Boeing Company in one lump sum and Boeing Company would refund to the Company the related deposits previously paid by the Company in one lump sum.

On the same date, the Company entered into an aircraft leasing agreement with CES Leasing Group, pursuant to which, the Company has agreed to lease the Two Aircraft from CES Leasing Group under operating leases.

The Board considers that the novation of purchase rights in relation to the Two Aircraft will not have any material adverse effects on the existing businesses and financial position of the Group.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
21 February 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee Representative Director).

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